EXHIBIT 99.1

Brookfield Infrastructure Encourages Inter Pipeline to Increase Transparency and Put Shareholders First

  More than 75 days have passed since Brookfield Infrastructure announced its intention to make the Offer, and yet the IPL Special Committee has not provided shareholders with any real update regarding the Strategic Review process
  IPL’s recent update on the Heartland Petrochemical Complex raises many more questions than it answers; the Company has been challenged to identify a partner for this project since commencement of a process in late 2019
  Based on the current trading price of Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable shares as of market close on April 27, 2021, the Offer now implies aggregate consideration to IPL shareholders of approximately C$17 per share (based on prorating), representing a premium of 30% to IPL’s 30-day volume-weighted average share price prior to the date that Brookfield Infrastructure announced its intention to make the Offer
  Despite Brookfield Infrastructure’s clear desire to participate in the Strategic Review process, IPL has continued to demonstrate a lack of urgency to include us in that process, and we have not yet been granted data room access
  Brookfield Infrastructure’s Offer is based exclusively on public information. Any ability for Brookfield Infrastructure to increase the Offer would be predicated on completing customary due diligence that supports such an increase
  The Offer remains open for acceptance until 5:00 p.m. (MST) on Monday, June 7, 2021

BROOKFIELD, NEWS, April 28, 2021 (GLOBE NEWSWIRE) -- On February 10, 2021, Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”, “we” or “our”) announced its intention to pursue a privatization transaction in respect of Inter Pipeline Ltd. (TSX: IPL) (“IPL” or the “Company”), pursuant to which it would acquire all of the outstanding common shares of the Company not already owned by Brookfield Infrastructure at a price per IPL common share equal to C$16.50 (the “Offer”). On February 22, 2021, the Offer was formally launched and the Offer to Purchase and Bid Circular was mailed to IPL shareholders, filed with the Canadian securities regulators and posted on the Brookfield Infrastructure site for the Offer (www.ipl-offer.com).

Given the significant passage of time since announcement of the Offer, and shareholder inquiries we have received, we find it appropriate to provide an update to the market and fellow shareholders at this time. Brookfield Infrastructure continues to believe the Offer is in the best interests of IPL shareholders.

Correspondence between Brookfield Infrastructure and IPL

After receiving no contact from IPL or the Special Committee of IPL’s board of directors (“Special Committee”) since launching our Offer, Brookfield Infrastructure sent a letter to the Special Committee on April 13, 2021 with the following key messages:

  A number of IPL’s largest shareholders have been in dialogue with us following the Offer, including many event-driven investors.
    Shareholders have expressed surprise that the Special Committee has chosen not to engage with Brookfield Infrastructure, as the publicly-announced mandate of the Special Committee should be to actively engage with all prospective credible parties.
    A number of significant shareholders have stated to us that the status quo or any just say no strategy undertaken by the Company would be unacceptable.
  We need meaningful engagement by the Special Committee on realistic terms and reasonable access to a comprehensive data room so that we have sufficient information to determine whether to increase our Offer.
  Further delays by the Special Committee in providing Brookfield Infrastructure access to due diligence would bring into question the motivations and credibility of the Strategic Review process.

Despite our outreach efforts, IPL has demonstrated a lack of urgency and has failed to credibly engage in a manner that would allow Brookfield Infrastructure to participate in the Strategic Review process.

  On April 20, 2021, the Special Committee provided us with a short response indicating an openness to Brookfield Infrastructure participating in the Strategic Review process.
  Subsequent dialogue initiated by us with IPL’s financial advisors revealed that the Special Committee seeks to impose unreasonable conditions on Brookfield Infrastructure in exchange for providing access to due diligence information, including seeking restrictions on Brookfield Infrastructure’s ability to increase the Offer price.
  We are not willing to agree to restrictions designed to frustrate and limit our ability to offer shareholders a higher price in exchange for reasonable access to due diligence. These types of restrictions are not commercial, are suggestive of management and board entrenchment, and are not in the best interest of IPL or its shareholders. Brookfield remains open to engaging on commercial terms.

Brookfield Infrastructure’s Observations on IPL’s April 22, 2021 HPC Update

After reviewing the Company’s selective update on the Heartland Petrochemical Complex (“HPC”), we have significant unanswered concerns regarding the appropriateness of the underlying assumptions used by the Company to forecast ‘long-term’ run-rate EBITDA, and a continued general lack of transparency with shareholders, particularly in the following areas:

  HPC EBITDA Guidance: Recent guidance for 2023 incorporates Alberta Petrochemicals Incentive Program (“APIP”) grants paid out over three years.

    Excluding these grants, 2023 EBITDA guidance is now C$264 – C$314 million, leaving a C$186 million gap to bridge to the Company’s ‘long-term’ guidance of C$450 – C$500 million.
    Lack of transparency on how IPL expects to bridge this significant gap has led research analysts to speculate the gap will be made up through a combination of improved commodity prices, better contracts in the future and further capital investments to expand capacity.
    We are concerned that these optimistic underlying assumptions may not materialize, resulting in further financial strain on IPL with an inability to significantly reduce leverage, improve credit ratings, and reinstate historical dividend levels on a reasonable timeline.
    IPL has chosen not to disclose when it expects the HPC ‘Long-Term’ target to be achieved (e.g., 5-10 years, >20 years, etc.)

  HPC Facility Production: No disclosure was provided on utilization, ramp-up timeline, or production rates for the near-term forecast guidance. An assessment of the reasonable, run-rate utilization relative to IPL’s disclosed capacity is important due to its effect on the viability and value of HPC.
  HPC Contract Counterparties: We question IPL’s inclusion of short-term, government grants in the calculation of counter-party credit quality/exposure and require access to information to assess the true customer credit quality of HPC on a long-term basis.
    Furthermore, we remain concerned that IPL may use its newly-formed and wholly-owned “Marketing Segment” when reporting “contracted capacity” given that contracting with one of its subsidiaries will not change the risk of the Company on a consolidated basis.
  HPC Contracting Terms: We note that IPL no longer refers to HPC contracts as being “cost-of-service” (as per IPL’s March 2020 Investor Presentation) – terminology which under a standard industry interpretation implies a full recovery of operating and capital costs.
    We assume IPL is agreeing to offtake contracts where certain previously unanticipated operating cost risks are now borne by the Company.
    Contractual detail beyond headline price is critical to properly assess risk allocation, creditworthiness, long-term financing capacity and consequently the value of the Company.
  HPC Capital Cost Overruns:
    No substantive update was or has been provided on HPC’s capital cost estimate since May 2020, and no guidance was or has been provided on the third-party owned Central Utility Block since September 2018.
    Given the highly complex nature of this project combined with IPL having no experience building large petrochemical facilities, IPL’s lack of clarity on the aggregate construction cost is concerning.
    Further material cost overruns could have a material adverse effect on the economic merits of this project and the Company.

	2017	2020	April 22, 2021
HPC Build Cost	“Total project cost of ~$3.5 bn” HPC Presentation (Dec 18, 2017)	“Updated Heartland Petrochemical Complex cost estimate to $4 bn” Q1 2020 Results (May 7, 2020)	“Total HPC cost of ~$4 bn” Investor Presentation (Apr 2021)
HPC EBITDA Guidance	C$450 – C$500mm	C$450-C$500mm	2023: C$264 – C$314mm Long-Term: C$450 – C$500mm
Implied HPC Build Multiple (Midpoint)	~7.4x	8.4x	2023: ~13.8x Long-Term: ~8.4x

Concluding Remarks

Despite limited time remaining before the expiration of the Offer, and the Company’s representation that it will ‘continue to welcome constructive dialogue with Brookfield’ we await credible engagement on commercially reasonable terms that do not impede our ability to increase the Offer price. Further time-delay tactics and a general lack of transparency on both HPC and the Strategic Review process serves no benefit to IPL shareholders. We again strongly urge the Special Committee to collaboratively engage with Brookfield Infrastructure and provide access to the data room in the first instance.

The April 22, 2021 HPC update raised more questions than answers and reinforced our need to conduct customary due diligence once we have been provided the necessary documentation by the Company, failing which Brookfield Infrastructure will be unable to increase the Offer price. We do not see a genuine rationale to continue delaying a public HPC construction cost update.

IPL’s currently elevated share price reflects a public market expectation of a privatization transaction within the indicative range we previously communicated to the Company (and noted in our Offer documentation), which was subject to due diligence. The market clearly anticipates a transaction within that range, which can only happen if IPL and the Special Committee provide us with timely data room access to substantiate such a valuation.

Brookfield Infrastructure reiterates its sincere hope that the directors of IPL will fulfill their fiduciary duty and listen to IPL’s institutional shareholders – many of whom we understand have reached out to the Company and its directors directly since our Offer was launched to voice their frustrations – and provide access to the information needed on balanced terms so that we can conduct customary due diligence.

Shareholder Questions

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll-Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure. Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation is made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms and conditions of the Offer, including the implied value of the consideration under the Offer and the acceptance period of the Offer; potential further engagement between Brookfield Infrastructure and the Company, including possibly varying the terms or conditions of the Offer; information relating to HPC, including potential cost overruns and the impact on the project and the Company, EBITDA guidance and possible reconciliation thereof to ‘long-term’ guidance, contracting terms and possible operational risk, production guidance and contracting counterparties and IPL’s approach to segment reporting; and public market expectations around valuation.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States.

Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, on February 22, 2021, Brookfield Infrastructure Partners L.P. (“BIP”) and BIPC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, as amended by a registration statement that was filed on April 5, 2021 (the “Registration Statement”), which will contain a prospectus and various documents relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. BIPC is a foreign private issuer and BIP is permitted to prepare the Offer and Circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements included in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of BIPC Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the Laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS INCLUDING THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.